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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

ANNUAL GENERAL MEETING HELD ON 2nd JUNE, 2008

POLL RESULTS

At the Annual General Meeting of Semiconductor Manufacturing International Corporation (the “Company”) held on 2nd June, 2008 (the “AGM”), a poll was demanded by the Chairman for voting on all proposed resolutions. The Company is pleased to announce the results of the poll.

I.	Total number of shares entitling the holder to attend and vote for or against all the resolutions at the AGM:

18,588,413,566 shares.

II.	Total number of shares entitling the holder to attend and vote only against any of the resolutions at the AGM: Nil.

III.	The number of shares represented by votes for and against the respective resolutions at the AGM was as follows:

	ORIDINARY RESOLUTIONS	No. of Votes (%)
		For	Against
1
	To receive and consider the audited	4,449,906,824	16,275,550
	financial statements and the reports of
	the Directors and Auditors of the
	Company for the year ended 31st
	December, 2007.
		99.635583%	0.364417%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

2(A)
	To re-elect Dr. Richard R. Chang as a	3,881,076,074	602,760,200
	Class I Director of the Company.
		86.557043%	13.442957%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

2(B)
	To re-elect Mr. Henry Shaw as a Class I	3,921,459,574	592,166,700
	Director of the Company.
		86.880467%	13.119533%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

2(C)
	To authorise the Board of Directors to	4,500,592,724	13,033,550
	fix their remuneration.
		99.711240%	0.288760%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

3(A)
	To re-elect Mr. Wang Zheng Gang as a	3,910,782,074	602,844,200
	Class III Director of the Company.
		86.643905%	13.356095%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

3(B)
	To authorise the Board of Directors to	4,500,709,724	12,916,550
	fix his remuneration.
		99.713832%	0.286168%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

4
	To re-appoint Deloitte Touche Tohmatsu	4,491,199,674	22,426,600
	as Auditors and authorise the Audit
	Committee of the Board of Directors to
	fix their remuneration.
		99.503136%	0.496864%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

5
	To grant a general mandate to the Board	2,863,874,105	1,649,752,160
	of Directors to allot, issue, grant,
	distribute and otherwise deal with
	additional shares in the Company, not
	exceeding twenty per cent. of the issued
	share capital of the Company at the date
	of this Resolution (as adjusted). #
		63.449518%	36.550482%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

6
	To grant a general mandate to the Board	4,513,188,174	438,100
	of Directors to repurchase shares of the
	Company, not exceeding ten per cent. of
	the issued share capital of the Company
	at the date of this Resolution. #
		99.990294%	0.009706%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

7
	Conditional on the passing of	2,868,973,205	1,644,653,060
	Resolutions 5 and 6, to authorise the
	Board of Directors to exercise the
	powers to allot, issue, grant,
	distribute and otherwise deal with the
	additional authorized but unissued
	shares in the Company repurchased by the
	Company. #
		63.562489%	36.437511%
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

	SPECIAL RESOLUTION	No. of Votes (%)

		For	Against
8
	To amend the Articles of Association of	4,492,147,824	21,478,450
	the Company#
		99.524142%	0.475858%
	As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a special resolution.

IV.	Computershare Hong Kong Investor Services Limited, share registrar of the Company, acted as the scrutineer for the vote-taking at the AGM. The work performed by Computershare Hong Kong Investors Services Limited did not include provision of any assurance or advice on matters of legal interpretation or legal entitlement to vote.

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and independent non-executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and executive Director of the Company; Wang Zheng Gang as non-executive Director of the Company; and Ta-Lin Hsu, Jiang Shang Zhou, Tsuyoshi Kawanishi, Henry Shaw and Lip-Bu Tan as independent non-executive Directors of the Company.

For and on behalf of

Semiconductor Manufacturing International Corporation

Anne Wai Yui Chen

Company Secretary

Hong Kong, June 2, 2008
# Full text of the Resolutions is set out in the Notice of Annual General Meeting.